Exhibit 12.1
OTTER TAIL CORPORATION
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

							Three Months
							Ended
		Year Ended December 31,					March 31,
		2004	2005	2006	2007	2008	2009
Earnings:
Pretax income from continuing operations		$57,867,958	$81,912,596	$77,855,302	$81,928,914	$50,161,916	$3,006,386
Plus fixed charges (see below)		24,187,541	24,615,267	26,458,342	32,389,334	36,082,847	8,272,328

Total earnings	1	$82,055,499	$106,527,863	$104,313,644	$114,318,248	$86,244,763	$11,278,714

Fixed Charges
Interest charges		$17,421,311	$17,637,279	$18,789,945	$22,384,136	$28,094,844	$6,295,598
Amortization of debt expense, premium and discount		982,230	1,010,988	945,397	1,138,198	1,020,003	337,980
Estimated interest component of operating leases		5,784,000	5,967,000	6,723,000	8,867,000	6,968,000	1,638,750

Total fixed charges	2	$24,187,541	$24,615,267	$26,458,342	$32,389,334	$36,082,847	$8,272,328

Preferred Dividend Requirement		$987,309	$1,044,009	$1,043,125	$1,033,385	$981,547	$138,628

Total Fixed Charges and Preferred Dividend Requirement	3	$25,174,850	$25,659,276	$27,501,467	$33,422,719	$37,064,394	$8,410,956

Ratio of Earnings to Fixed Charges		3.39	4.33	3.94	3.53	2.39	1.36

(1) Divided by (2)

Ratio of Earnings to Fixed Charges and Preferred Dividends		3.26	4.15	3.79	3.42	2.33	1.34

(1) Divided by (3)